Exhibit 99.1

XPENG Announces Vehicle Delivery Results for April 2024

•	9,393 vehicles delivered in April 2024, a 33% increase year-on-year

•	X9 MPV cumulative deliveries nearing 10,000 units since its launch in January

GUANGZHOU, China, May 01, 2024 - XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for April 2024.

In April 2024, XPENG delivered 9,393 Smart EVs, representing a 33% increase year-on-year, up 4% over the prior month. The XPENG X9 achieved monthly deliveries of 1,959 units in April, with cumulative deliveries nearing 10,000 units since its launch, maintaining its position as the top-selling all-electric MPV in China. Year-to-date, XPENG has delivered 31,214 Smart EVs, a 23% increase year-on-year.

In April, the monthly active user penetration rate of XNGP in urban driving scenarios reached 82%.

During the same month, XPENG successfully conducted tests for its NGP functions on the highways in Germany, making steady progress in the R&D phase toward the rollout of Highway NGP for overseas markets.

At the Beijing Auto Show 2024, XPENG showcased its latest AI-powered innovations, including the XOS 5.1.0 or Tianji OS. The latest XOS represents the industry’s first OS integrating AI into both smart cockpits and smart driving, set for release on May 20, 2024.

Pioneering the smart driving experience, XPENG also leads the industry with one of the first neural network-based planning and control large models - XPlanner, enhancing the human-like capabilities of its XNGP ADAS. Moreover, XPENG previewed the AI Valet Driver, leveraging advanced AI for superior visual perception and control. This feature can memorize and customize up to 10 driving routes of 100km each, ensuring seamless nationwide coverage regardless of XNGP’s availability.

Furthermore, XPENG announced its new brand, MONA (Made of New AI), to debut in June 2024.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.